CleanGoal Energy, Corp

1717 N. Bayshore Dr. #2831

Miami FL, 33132

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: CleanGoal Energy, Corp

Registration Statement on Form S-1/A 3

Filed: January 4, 2017

File No. 333-213570

January 18, 2017

Dear Mrs. Hayes:

This letter sets forth the response of CleanGoal Energy, Corp, (“CLGO” or the “Company”) to the Staff’s oral comments received January 18, 2017. Further, we have filed an Amendment No.4 to the Registration Statement on Form S-1A/3 filed January 4, 2017, to address the comments as referenced in our responses below

Summary Compensation Table

1.	Please update the Summary Compensation Table to include the year ended December 31, 2016.

Response: The Company has updated the Summary Compensation Table as requested.

CleanGoal Energy Corp., Inc.

/s/ Bill MacGillivary

Name: Bill MacGillivary

Title: CEO, Director